Federated Premier Municipal Income Fund Announces Tender Offer for Auction Market Preferred Shares
(PITTSBURGH, Pa., Sept. 18, 2019) -- Federated Premier Municipal Income Fund (NYSE: FMN) today announced that its Board of Trustees has approved and it has commenced a voluntary tender offer for up to 100% of its outstanding auction market preferred shares (AMPS).  The tender offer is at a price equal to 99% of the AMPS’ per share liquidation preference of $25,000 ($24,750 per share) plus any unpaid dividends accrued through the expiration date of the tender offer.  The tender offer will expire on October 17, 2019, at 5 p.m. Eastern time. Additional terms and conditions of the tender offer are set forth in the fund’s tender offer materials, which are being distributed to AMPS holders.
Any questions about the tender offer can be directed to the fund’s information agent Deutsche Bank Trust Company Americas at toll free 877-843-9767.
This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the fund. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO and are available free of charge on the SEC’s website at www.sec.gov. AMPS holders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits as the documents contain important information about the fund’s tender offer. The fund will also make available, without charge, the offer to purchase and the letter of transmittal.
Federated Investors, Inc. (NYSE: FII) is a leading global investment manager with $502.2 billion in assets under management as of June 30, 2019.  Our investment solutions span 130 equity, fixed-income, alternative/private markets, multi-asset and liquidity management strategies and a range of separately managed account strategies. Providing comprehensive investment management to more than 10,000 institutions and intermediaries, our clients include corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. Headquartered in Pittsburgh, Federated’s more than 1,900 employees include those in New York, Boston, London and several other offices worldwide. In 2018, Federated acquired a majority interest in Hermes Investment Management, which provides world-class active management and stewardship services.  For more information, visit FederatedInvestors.com.
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Certain statements made in this press release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors.  These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties.  As a result, neither the company, the fund nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.

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